FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On May 19, 2025, the Registrant issued a press release announcing its unaudited results for the first quarter of 2025. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 19, 2025	By: /s/ Doron Kerbel
Doron Kerbel
General Counsel & Corporate Secretary

Gilat Reports First Quarter 2025 Results

Revenues Increased 21% Year-over-Year with Adjusted EBITDA of $7.6 Million

Reiterates Guidance for 2025

Petah Tikva, Israel, May 19,  2025 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter, ended March 31, 2025.

First Quarter 2025 Financial Highlights

•	Revenues of $92 million, up 21% compared with $76.1 million in Q1 2024;

•
GAAP operating loss of $2.7 million, compared with GAAP operating income of  $5.4 million in Q1 2024 mainly due to a loss of about $3.6 million from Gilat Stellar Blu’s ramp up process, amortization of purchased intangibles derived from the Stellar Blu acquisition, and other operating expenses, related to earnout liabilities and one-time acquisition-related costs;

•	Non-GAAP operating income of $5.2 million, compared with $6.6 million in Q1 2024;

•	GAAP net loss of $6.0 million, or $0.11 per share, compared with GAAP net income of $5.0 million, or $0.09 per diluted share, in Q1 2024;

•	Non-GAAP net income of $1.8 million, or $0.03 per diluted share, compared with $6.0 million, or $0.11 per diluted share, in Q1 2024;

•
Adjusted EBITDA of $7.6 million, compared with $9.3 million in Q1 2024, which includes a loss of about $3.6 million from Gilat Stellar Blu’s ramp up process. Adjusted EBITDA, excluding such loss, was $11.2 million.

Forward-Looking Expectations

The Company today reiterated its guidance for 2025.

Expectations are for revenue between $415 and $455 million, representing year-over-year growth of 42% at the midpoint. Adjusted EBITDA is expected to be between $47 and $53 million, representing year-over-year growth of 18% at the midpoint.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: "Gilat delivered solid Q1 2025 results, demonstrating strong execution across the company and positive impact from our new organizational structure. Gilat Defense is experiencing significant momentum, fueled by growing demand for its broad portfolio of products and services and is becoming an increasingly important contributor to our growth. This growth is supported by macro-geopolitical factors that are driving increased investment in secure, mission-critical communications worldwide.”

Mr. Sfadia added, "Regarding Gilat Commercial, our IFC business continues to expand as we deliver on customer commitments and grow our market base. Gilat Stellar Blu’s ramp up is on track, and its Sidewinder ESA is now flying on over 150 aircraft, with strong feedback and additional orders expected very soon. We are collaborating with our partners to expand into new applications such as ISR and VVIP aviation. We’re also in the process of developing OEM  installation and broader modem compatibility, further establishing Sidewinder as the go-to multi-orbit IFC solution."

Mr. Sfadia concluded, “Based on our strong beginning to 2025 and as Stellar Blu’s ramp up finalizes, we are on track to deliver a record year in both revenues and non-GAAP profitability as we capture the expanding opportunities in mission-critical communications and next-generation satellite solutions.”

Key Recent Announcements

•	Gilat Receives Over $15 Million in Orders from Leading Satellite Operators

•	Gilat Receives a Multimillion Order from a Global Defense Organization

•	Gilat Receives over $11 Million Defense Contract from a Leading UAV Company

•	Gilat Awarded Up to $23 Million Multi-Year Contract to Service Satellite Transportable Terminal Units for US DoD Customers

•	Gilat Receives $6 Million Defense Contract to Provide Military Communications solutions in Asia-Pacific

•	Gilat Receives $4 Million in Orders for Advanced Portable Satellite Terminals from Global Defense Customers

•	Gilat Awarded Over $5 Million to Support Critical Connectivity for Defense Forces

Conference Call Details

Gilat’s management will discuss its first quarter 2025 results and business achievements and participate in a question-and-answer session:

Date:	Monday, May 19, 2025

Start:	09:00 AM EST / 16:00 IST

Dial-in:	US: 1-888-407-2553

International:	+972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at http://www.gilat.com and through this link: https://veidan.activetrail.biz/gilatq1-2025.

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA, and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation expenses, amortization of purchased intangibles, lease incentive amortization, other non-recurring expenses, other integration expenses, other operating expenses (income), net, and income tax effect on the relevant adjustments.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income and adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the hostilities between Israel and Hamas. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

Alliance Advisors

GilatIR@allianceadvisors.com
Phone: +1 212 838 3777

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands (except share and per share data)

	Three months ended
	March 31,
	2025	2024
	Unaudited

Revenues	$92,037	$76,078
Cost of revenues	63,639	48,024

Gross profit	28,398	28,054

Research and development expenses, net	11,621	9,319
Selling and marketing expenses	8,202	7,077
General and administrative expenses	6,784	8,077
Other operating expenses (income), net	4,538	(1,810)

Total operating expenses	31,145	22,663

Operating income (loss)	(2,747)	5,391

Financial income (expenses), net	(936)	513

Income (loss) before taxes on income	(3,683)	5,904

Taxes on income	(2,313)	(940)

Net income (loss)	$(5,996)	$4,964

Earnings (losses) per share (basic and diluted)	$(0.11)	$0.09

Weighted average number of shares used in
computing earnings (losses) per share (Basic and Diluted)	57,037,671	57,016,585

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	March 31, 2025			March 31, 2024
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$28,398	810	$29,208	$28,054	726	$28,780
Operating expenses	31,145	(7,090)	24,055	22,663	(499)	22,164
Operating income (loss)	(2,747)	7,900	5,153	5,391	1,225	6,616
Income (loss) before taxes on income	(3,683)	7,900	4,217	5,904	1,225	7,129
Net income (loss)	$(5,996)	7,823	$1,827	$4,964	1,050	$6,014

Earnings (losses) per share (basic and diluted)	$(0.11)	$0.14	$0.03	$0.09	$0.02	$0.11

Weighted average number of shares used in
computing earnings (losses) per share
Basic	57,037,671		57,037,671	57,016,585		57,016,585
Diluted	57,037,671		58,005,232	57,016,585		57,108,734

(*) Adjustments reflect the effect of stock-based compensation expenses as per ASC 718, amortization of purchased intangibles, other operating income (expenses), net, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Three months ended	Three months ended
	March 31, 2025	March 31, 2024
	Unaudited	Unaudited

GAAP net income (loss)	$(5,996)	$4,964

Gross profit
Stock-based compensation expenses	173	150
Amortization of purchased intangibles	600	507
Other integration expenses	37	69
	810	726
Operating expenses
Stock-based compensation expenses	901	717
Stock-based compensation expenses related to business combination	607	1,324
Amortization of purchased intangibles	884	257
Other operating expenses (income), net *)	4,538	(1,810)
Other integration expenses	160	11
	7,090	499

Taxes on income	(77)	(175)

Non-GAAP net income	$1,827	$6,014

*)	Including M&A expenses related to business combinations in the amounts of $2,205 and $318 for the three months ended March 31, 2025 and 2024, respectively

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Three months ended
	March 31,
	2025	2024
	Unaudited

GAAP net income (loss)	$(5,996)	$4,964
Adjustments:
Financial expenses (income), net	936	(513)
Taxes on income	2,313	940
Stock-based compensation expenses	1,074	867
Stock-based compensation expenses related to business combination	607	1,324
Depreciation and amortization (*)	3,962	3,481
Other operating expenses (income), net	4,538	(1,810)
Other integration expenses	197	80

Adjusted EBITDA	$7,631	$9,333

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Three months ended
	March 31,
	2025	2024
	Unaudited

Commercial	$64,220	$41,193
Defense	23,011	17,230
Peru	4,806	17,655

Total revenues	$92,037	$76,078

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2025	2024
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$63,783	$119,384
Restricted cash	470	853
Trade receivables, net	49,164	49,600
Contract assets	33,394	24,941
Inventories	59,431	38,890
Other current assets	34,395	21,963

Total current assets	240,637	255,631

LONG-TERM ASSETS:
Restricted cash	13	12
Long-term contract assets	7,450	8,146
Severance pay funds	5,847	5,966
Deferred taxes	9,912	11,896
Operating lease right-of-use assets	6,400	6,556
Other long-term assets	8,539	5,288

Total long-term assets	38,161	37,864

PROPERTY AND EQUIPMENT, NET	69,878	70,834

INTANGIBLE ASSETS, NET	64,928	12,925

GOODWILL	169,444	52,494

TOTAL ASSETS	$583,048	$429,748

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	March 31,	December 31,
	2025	2024
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	$3,000	$-
Trade payables	20,364	17,107
Accrued expenses	48,245	45,368
Advances from customers and deferred revenues	71,701	18,587
Operating lease liabilities	2,865	2,557
Other current liabilities	24,617	17,817

Total current liabilities	170,792	101,436

LONG-TERM LIABILITIES:
Long-term loans	57,469	2,000
Accrued severance pay	6,536	6,677
Long-term advances from customers and deferred revenues	254	580
Operating lease liabilities	3,608	4,014
Other long-term liabilities	44,875	10,606

Total long-term liabilities	112,742	23,877

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,736	2,733
Additional paid-in capital	944,657	943,294
Accumulated other comprehensive loss	(6,411)	(6,120)
Accumulated deficit	(641,468)	(635,472)

Total shareholders' equity	299,514	304,435

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$583,048	$429,748

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended
	March 31,
	2025	2024
	Unaudited
Cash flows from operating activities:
Net income (loss)	$(5,996)	$4,964
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,905	3,425
Stock-based compensation expenses	1,681	2,191
Accrued severance pay, net	(22)	(55)
Deferred taxes, net	1,984	451
Decrease (increase) in trade receivables, net	4,528	(8,797)
Decrease (increase) in contract assets	(7,798)	6,248
Decrease in other assets and other adjustments (including short-term, long-term
and effect of exchange rate changes on cash, cash equivalents and restricted cash)	18,390	3,507
Increase in inventories	(11,456)	(3,193)
Decrease in trade payables	(7,828)	(666)
Decrease in accrued expenses	(6,358)	(1,240)
Decrease in advances from customers and deferred revenues	(1,096)	(2,754)
Increase in other liabilities	3,454	139
Net cash provided by (used in) operating activities	(6,612)	4,220

Cash flows from investing activities:
Purchase of property and equipment	(1,490)	(793)
Investment in other asset	(2,500)	-
Acquisitions of subsidiary, net of cash acquired	(104,943)	-
Net cash used in investing activities	(108,933)	(793)

Cash flows from financing activities:
Repayment of short-term debt, net	-	(2,744)
Proceeds from long-term loan, net of associated costs	58,970	-
Net cash provided by (used in) financing activities	58,970	(2,744)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	592	(268)

Increase (decrease) in cash, cash equivalents and restricted cash	(55,983)	415

Cash, cash equivalents and restricted cash at the beginning of the period	120,249	104,751

Cash, cash equivalents and restricted cash at the end of the period	$64,266	$105,166